GKN PLC


05008561

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

23 May 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA


JUN 1 2005

New GKN

SUPPL

Dear Sirs,

GKN plc
- **Notification of major interests in shares**

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. Hi

Sandie De Ritter

PROCESSED
JUN 07 2005
THOMSON
FINANCIAL

Enc

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	**2. Name of shareholder having a major interest**
GKN PLC	LEGAL & GENERAL INVESTMENT MANAGEMENT

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	**4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
SHAREHOLDER NAMED IN 2	HSBC GLOBAL CUSTODY NOMINEE (UK) LTD

5. Number of shares/amount of stock acquired	**6. Percentage of issued class**	**7. Number of shares/amount of stock disposed**	**8. Percentage of issued class**
		NOT KNOWN	NOT KNOWN

9. Class of security	**10. Date of transaction**	**11. Date company informed**
ORDINARY SHARES OF 50P EACH	NOT KNOWN	23 MAY 2005

12. Total holding following this notification	**13. Total percentage holding of issued class following this notification**
34,852,279	4.85%

14. Any additional information	**15. Name of contact and telephone number for queries**
DECREASE IN NOTIFIABLE INTEREST PREVIOUSLY DISCLOSED AT 5% LEVEL	CHRIS WINTERS – 01527 533383

16. Name and signature of authorised company official responsible for making this notification
CHRIS WINTERS SENIOR SECRETARIAL ASSISTANT
Date of notification 23 MAY 2005